Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

August 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: James O’Connor / Anthony Burak

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Post-Effective Amendment No. 3 to Registration Statement on Form N-2

(File No. 333-212436)

Dear Messrs. O’Connor and Burak:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (File No. 333- 212436) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Legal Comments

1.	On the cover page, please disclose the Company’s net asset value (“NAV”) and premium/discount to NAV as of a recent date.

Response: The Company has revised the disclosure accordingly.

2.	On page 2, please disclose the date that the Company elected to be regulated as a business development company.

Response: The Company has revised the disclosure accordingly.

3.	On pages 6 and 105, please delete or revise the paragraph entitled “Recent credit market dislocation for SMBs has created an opportunity for attractive risk-weighted returns.”

Response: The Company has deleted the paragraph entitled “Recent credit market dislocation for SMBs has created an opportunity for attractive risk-weighted returns” on pages 6 and 105.

4.	With regard to “Legal Proceedings – Portfolio Companies” on page 14, please provide a cross reference to page 47 on which the litigation is fully explained.

Response: The Company has revised the disclosure accordingly.

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5.	On the fees and expenses table on page 17, please include a line item for the $15 transaction fee related to the dividend reinvestment program (“DRIP”). Please also include a footnote discussing the fees related to the DRIP.

Response: The Company added the $15 transaction fee to the fees and expenses table. Additionally, the Company has added a footnote with the following disclosure:

The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds. For additional information, see “Distribution Reinvestment Plan.”

6.	Based on the previous comments, please revise footnote 8 on the fees and expenses table.

Response: The Company respectfully believes that footnote 8 to the fees and expenses table is correct as written. The Company notes that the instructions to the fees and expenses table require that fees that are charged to participating shareholder accounts be disclosed as a separate line item under “Stockholder Transaction Expenses”. However, stockholders will bear the expenses incurred by the Company in connection with administering the Fund’s dividend reinvestment plan regardless of whether they actually participate in that plan. The Company, therefore, believes that it is more appropriate to treat such expenses as ongoing annual expenses of the Fund for purposes of the presentation set forth in the fees and expenses table rather than as stockholder transaction expenses specific to an offering pursuant to the Registration Statement.

7.	On page 21, on the Financial Highlights, please disclose that, while the two total return numbers reflect fund expenses, they do not reflect any sales load that may be paid by investors.

Response: The Company has revised the disclosure accordingly.

8.	Please supplementally state whether disclosure no page 47, regarding “Legal Proceedings – Portfolio Companies” includes the most recent material developments on the litigation involving UPSW.

Response: The Company confirms that the disclosure on page 47 regarding the litigation involving UPSW includes the most recent material developments.

9.	On page 50, please disclose whether the fund has any current intention of issuing preferred shares.

Response: The Company has revised the disclosure to state that it has no current intention of issuing preferred shares.

10.	On page 89, please disclose specifically the extent to which the fund will use independent valuation services. For example, will the fund use such services for each of its level 3 assets? Will the Fund use such services for each of its portfolio companies? How often will each asset be valued by a valuation firm? Is there a schedule?

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Response: The Company advises the Staff that the Company’s Level 3 investments are valued at fair value as determined in good faith by the Board, based on input of management and the audit committee. Under the Company’s valuation policy and process, the Board determines in good faith the fair value of the Company’s portfolio. The Board may seek pricing information with respect to certain of our investments from pricing services or brokers or dealers in order to value such investments.

The Board’s valuation methods may include comparisons of the Company’s portfolio companies to peer companies that are public, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, discounted cash flow, the markets in which the portfolio company does business and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board will consider the pricing indicated by the external event to corroborate the private equity valuation.

The Board employs independent third party valuation firms for certain of the Company’s investments for which there is not a readily available market value. Specifically, the Board consults with an independent valuation firm on an annual basis to value certain of its controlled portfolio companies, pursuant to the Company’s valuation policy and process described above. The company also uses a third party valuation firm to consult on an annual basis for the Company’s servicing asset valuation, pursuant to the Company’s valuation policy and process. The Company generally does not use an independent valuation consultant for controlled investments with values under $5.0 million.

The Company has revised the disclosure to add additional information regarding the Board’s use of independent third party valuation firms.

Accounting Comments

1.	Please confirm that the document includes or, alternatively, please include the most recently filed financial information.

Response: The Company confirms that the disclosure includes the most recently filed financial information.

2.	On the fees and expenses table on page 17, please state the expenses that are included in caption “Other Expenses.”

Response: Please refer to the Company’s response to comment 6, above.

3.	On the Financial Highlights on page 21, please use the format prescribed by Part A, Item 4 in the Instructions to Form N-2.

Response: The Company has revised the disclosure accordingly.

4.	In the Consolidated Schedule of Investments as of March 31, 2017, beginning on page 124, please include the addresses of the relevant investments.

Response: The Company has revised the disclosure accordingly.

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5.	In future filings, please separately state the expenses included in “Other general and administrative costs” on the Consolidated Statement of Operations when such category exceeds 5% of expenses.

Response: In future filings, the Company will separately state the expenses included in “Other general and administrative costs” when such expenses exceed 5% of total expenses.

6.	In future filings, please include the balance of undistributed net income on the Consolidated Statement of Changes in Net Assets/Stockholders’ Equity.

Response: In future filings, the Company will include the balance of undistributed net income on the Consolidated Statement of Changes in Net Assets/Stockholders’ Equity.

7.	On the Statement of Cash Flows, beginning on page F-9, please explain the following captions: (1) “Purchase of fixed assets and customer accounts,” (2) “Fixed assets acquired from tenant improvement allowance,” and (3) “Foreclosed real estate acquired.”

Response: (1) As an internally managed BDC, the company purchased fixed assets such as furniture, computers and leasehold improvements on a regular basis. Prior to conversion to a BDC, the company had consolidated subsidiaries that were operating companies that in addition to the purchase of fixed assets, other intangibles were acquired, such as merchant portfolios or accounts, (2) This amount represents a tenant improvement allowance from the landlord which allowed the company to acquire up to approximately $1.3million in fixed assets and leasehold improvements such as carpeting, furniture, painting and construction costs. These costs were paid by the landlord. (3) When NSBF takes possession of real estate that previously collateralized an SBA loan. This is a non cash item as the company would credit the loan receivable balance, and debit the real estate asset.

8.	On the Consolidated Schedule of Investments for the year ended December 31, 2016, please supplementally explain why the Company held assets past their maturity dates. In particular, please explain why the Company held investments in Kyoshi Enterprises, LLC (page F-54), A + Quality Home Health Care, Inc. (page F-56), Dr. Francis E. Anders (page F-57), and the Guzamn Group, LLC (page F-57).

Response: The Company held those specific assets past their maturity dates due to the following reasons.

•	Kyoshi Enterprises, LLC had an immaterial balance of $52 at 12/31/16 of which was paid in full subsequently on 01/05/17.
•	A+ Quality Home Health Care, Inc. is currently a non-performing loan that is making payments via the Bankruptcy plan filed.
•	Dr. Francis E. Anders is currently a non-performing loan that is currently in the litigation process.
•	Guzman Group, LLC is currently a non-performing loan that is currently in the process of signing a 24 month extended loan modification.

9.	In Note 2 – Significant Accounting Policies, in the Notes to the Consolidated Financial Statements, please explain why Exponential Business Development Co., Inc. met the criteria for consolidation under ASC Topic 946.

Response: Exponential Business Development Co., Inc. (“Expo”) was a management company that managed an LP and LLC as a general partner. The LP and the LLC were liquidated and dissolved and Expo became inactive. In the third quarter of 2016, Expo acquired membership interests in two portfolio companies and has no other operating activities. The Company, at that time, reassessed Expo and determined it was an investment company under ASC 946.

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10.	As Universal Processing Services of Wisconsin is a significant subsidiary, please include the its financial statements and an auditor consent with this filing.

Response: The Company has included Universal Processing Services of Wisconsin’s financial statement and attached the related auditor’s consent to this filing.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus